Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (i) on Form S-3  and in the related Prospectuses relating to One Liberty Properties, Inc.  registration of common shares that shall have an aggregate offering price not to exceed $131,790,625; (ii) on Form S-3 (No. 333-143450) relating to the One Liberty Properties, Inc. Dividend Reinvestment Plan; and (iii) on Form S-8 (No. 333-107038) relating to the One Liberty Properties, Inc. 2003 Incentive Plan, of our reports dated March 10, 2009, with respect to the consolidated financial statements and schedule of One Liberty Properties, Inc. and the effectiveness of internal control over financial reporting of One Liberty Properties, Inc., included in this Annual Report (Form 10-K/A) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
New York, New York
March 30, 2009